UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0515
Washington, D.C. 20549	Expires: April 30, 2005
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SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No.         )

STRATUS SERVICES GROUP, INC.

(Name of Subject Company (issuer))

STRATUS SERVICES GROUP, INC. (ISSUER)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

SERIES E PREFERRED STOCK

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

JOSEPH J. RAYMOND, CHAIRMAN and CHIEF EXECUTIVE OFFICER

STRATUS SERVICES GROUP, INC.

500 CRAIG ROAD

MANALAPAN, NEW JERSEY 07726

732-866-0300

with copies to:

PHILIP D. FORLENZA, ESQ.

GIORDANO, HALLERAN & CIESLA, P.C.

P.O. BOX 190

MIDDLETOWN, NEW JERSEY 07748

732-741-3900

(Name, address, and telephone numbers of persons authorized

to receive notices and communications on behalf of filing person)

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$1,530,234	$306

(1) The “Transaction Value” amount is calculated solely for purposes of determining the filing fee and is based on one-third of the aggregate stated value of the Series E Preferred Stock times the number of shares of Series E Preferred Stock to be exchanged.

(2) Calculated as one-fiftieth (1/50) of one percent (1%) of the Transaction Value.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

Amount Previously Paid	$194
Form or Registration No.	Form S-4
Filing Party:	Stratus Services Group, Inc.
Date Filed:	February 13, 2004

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (the “Schedule TO”) are filed by Stratus Services Group, Inc., a Delaware corporation (the “Company”) and relate to the offer (the “Exchange Offer”) by the Company to exchange each issued and outstanding share of its Series E Preferred Stock for, at the election of the holder thereof, either (a) 100 shares of the Company’s common stock and 200 common stock purchase warrants for each $100 in liquidation preference and accumulated dividends represented by the Series E Preferred Stock or (b) One share of Series I Preferred Stock for each $100 in liquidation preference and accumulated dividends represented by the Series E Preferred Stock (the “Exchange Consideration”), on the terms and subject to the conditions described in the prospectus filed as Exhibit (a)(i) hereto.

The Company has filed a registration statement with the Securities and Exchange Commission on Form S-4 on even date herewith relating to the Exchange Consideration to be issued to stockholders in the Exchange Offer (the “Registration Statement”).  The terms and conditions of the Exchange Offer are set forth in the prospectus which is part of the registration statement (the “Prospectus”), and the related Letter of Transmittal, which are Exhibits (a)(1) and (a)(2) hereto.

Item 1.  SUMMARY TERM SHEET

Information is disclosed to security holders in a prospectus meeting the requirements of Rule 421(d) of the Securities Act of 1933.  A summary term sheet is set forth on page 1 of the Prospectus.

Item 2.  SUBJECT COMPANY INFORMATION

(a)  Name and Address: The information set forth in the Prospectus under the caption “Prospectus Summary - The Company” is incorporated by reference pursuant to General Instruction F to Schedule TO.

(b)  Securities.  The information set forth in the Prospectus under the caption “Description of Securities” is incorporated by reference pursuant to General Instruction F to Schedule TO.

(c) Trading Market and Price.  The information set forth in the Prospectus under the caption “Market for Common Stock” is incorporated by reference pursuant to General Instruction F to Schedule TO.

Item 3.  IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address:  The information set forth in the Prospectus under the captions “Prospectus Summary - The Company” and “Description of Business” is incorporated by reference pursuant to General Instruction F to Schedule TO.

Item 4.  TERMS OF THE TRANSACTION

(a)  Material Terms.  The information set forth in the Prospectus under the captions “Summary Term Sheet,” “Questions and Answers About The Exchange Offer,” “Prospectus Summary - The Exchange Offer,” “The Exchange Offer” and “Description of Securities” and in the Letter of Transmittal is incorporated by reference pursuant to General Instruction F to Schedule TO.

(b)  Purchase.  Inapplicable.

Item 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e)  Agreements Involving the Subject Company’s Securities.  The information set forth in the Prospectus under the captions “Prospectus Summary - The Exchange Offer,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources,” “The Equity Incentive Plans,” “Certain Relationships and Related Party Transactions,” “Executive Compensation - Option Grants” and “Securities Ownership of Certain Beneficial Owners and Management” is incorporated by reference pursuant to General Instruction F to Schedule TO.

Item 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)  Purposes.  The information set forth in the Prospectus under the captions “Questions and Answers About The Exchange Offer” and “Prospectus Summary - The Exchange Offer” is incorporated by reference pursuant to General Instruction F to Schedule TO.

(b) Use of Securities Acquired.  The information set forth in the Prospectus under the caption “The Exchange Offer” is incorporated by reference pursuant to General Instruction F to Schedule TO.

(c) Plans.  Inapplicable.

Item 7.  SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds.  Inapplicable.

(b)  Conditions.  Inapplicable.

(d)  Borrowed Funds.  Inapplicable.

Item 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)  Securities Ownership.  The information set forth in the Prospectus under the caption “Exchange Offer - Interest of Certain Persons in the Exchange Offer” is incorporated by reference pursuant to General Insturction F to Schedule TO..

(b)  Securities Transactions.  Inapplicable.

Item 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a)  Solicitations or Recommendations.  The information set forth in the Prospectus under the caption “Prospectus Summary - The Exchange Offer,” “The Exchange Offer” and in the Letter of Transmittal is incorporated by reference pursuant to General Instruction F to Schedule TO.

Item 10.  FINANCIAL STATEMENTS

(a)  Financial Information.  The information set forth in the Prospectus under the caption “Prospectus Summary - Summary Historical and Pro Forma Financial Information,” “Selected Financial Data” and “Financial Statements” is incorporated by reference pursuant to General Instruction F to Schedule TO.

(b)  Pro Forma Information.  The information set forth in the Prospectus under the caption “Prospectus Summary - Summary Historical and Pro Forma Financial Information” and “Unaudited Pro Forma Financial Statements” is incorporated by reference pursuant to General Instruction F to Schedule TO.

Item 11.  ADDITIONAL INFORMATION

(a)  Agreements, Regulatory Requirements and Legal Proceedings.  Inapplicable.

(b)  Other Material Information.  The entirety of the Prospectus and in the Letter of Transmittal is incorporated by reference pursuant to General Instruction F to Schedule TO.

Item 12.  EXHIBITS

EXHIBIT NUMBER	EXHIBIT NAME

(a)(1)	Prospectus relating to securities of Stratus to be issued in the Exchange Offer (incorporated by reference to Stratus’ Registration Statement on Form S-4 filed on even date herewith).

(a)(2)	Form of Letter of Transmittal (included as Appendix A to the Prospectus, which is incorporated by reference to Stratus’ Registration Statement on Form S-4 filed on even date herewith).

(a)(3)	Form of Notice of Guaranteed Delivery.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2004	STRATUS SERVICES GROUP, INC.

	By:	/s/ Joseph J. Raymond
Name: Joseph J. Raymond
Title: President

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME

(a)(1)	Prospectus relating to securities of Stratus to be issued in the Exchange Offer (incorporated by reference to Stratus’ Registration Statement on Form S-4 filed on even date herewith).

(a)(2)	Form of Letter of Transmittal (included as Appendix A to the Prospectus, which is incorporated by reference to Stratus’ Registration Statement on Form S-4 filed on even date herewith).

(a)(3)	Form of Notice of Guaranteed Delivery.